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                                                                               Exhibit 12(e)

                            Entergy New Orleans, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
       Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                              1998     1999     2000       2001      2002
Fixed charges, as defined:
  Total Interest                                             $14,792 $14,680    $15,891   $19,661    $27,950
  Interest applicable to rentals                               1,045   1,281      1,008       977      1,043
                                                             -----------------------------------------------

Total fixed charges, as defined                               15,837  15,961     16,899    20,638     28,993

Preferred dividends, as defined (a)                            1,566   1,566      1,643     2,898      2,736
                                                             -----------------------------------------------

Combined fixed charges and preferred dividends, as defined   $17,403 $17,527    $18,542   $23,536    $31,729
                                                             ===============================================

Earnings as defined:

  Net Income                                                 $16,137 $18,961    $16,518   ($2,195)      (230)
  Add:
    Provision for income taxes:
     Total                                                    10,042  13,030     11,597    (4,396)      (422)
    Fixed charges as above                                    15,837  15,961     16,899    20,638     28,993
                                                             -----------------------------------------------

Total earnings, as defined                                   $42,016 $47,952    $45,014   $14,047    $28,341
                                                             ===============================================
Ratio of earnings to fixed charges, as defined                  2.65    3.00       2.66      0.68       0.98
                                                             ===============================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                2.41    2.74       2.43      0.60       0.89
                                                             ===============================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.

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